UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025
Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)
1 Caspian Point,
Caspian Way,
Cardiff, CF10 4DQ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Securities Purchase Agreement

On December 17, 2025, Biodexa Pharmaceuticals PLC (the “Company”) commenced a best efforts public offering (the “Offering”) of an aggregate of (i) 157,000 units (the “ADS Units”), each ADS Unit consisting of (a) one American Depositary Share (“ADS”), representing 100,000 ordinary shares of the Company, nominal value £0.000001 per share (the “Ordinary Shares”), and (b) two warrants, each to purchase one ADS (the “Series L Warrants”), and (ii) 2,891,781 pre-funded units (the “Pre-Funded Units”), each pre-funded unit consisting of (a) one pre-funded warrant to purchase one ADS (the “Pre-Funded Warrants”) and (b) two Series L Warrants. The ADSs or Pre-Funded Warrants, as the case may be, and the accompanying Series L Warrants, can only be purchased together in the Offering but will be issued separately and will be immediately separable upon issuance. The combined offering price for each ADS Unit was $3.28, and the combined offering price for each Pre-Funded Unit was $3.2799. The Pre-Funded Warrants will have an exercise price of $0.0001 per ADS, will be immediately exercisable and will expire when exercised in full. The Series L Warrants will have an exercise price of $3.28 per ADS, will be immediately exercisable and will expire five years after the issuance date.

The net proceeds of the Offering, after deducting the fees and expenses of the Placement Agent (as defined below), described in more detail below, and other offering expenses payable by the Company, but excluding the net proceeds, if any, from the exercise of the Series L Warrants, is expected to be approximately $8.75 million. The Company intends to use the net proceeds from the Offering to fund its development programs, for working capital and other general corporate purposes. The Company anticipates that the Offering will close on or about December 19, 2025.

In connection with the Offering, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors (the “Investors”). Pursuant to the Purchase Agreement, the Company agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, Ordinary Shares or any securities convertible into or exercisable or exchangeable for ADSs or Ordinary Shares or file any registration statement or prospectus, or any amendment or supplement thereto for 45 days after the closing date of the Offering, subject to certain exceptions. In addition, the Company has agreed not to effect or enter into an agreement to effect any issuance of ADSs, Ordinary Shares or any securities convertible into or exercisable or exchangeable for ADSs or Ordinary Shares involving a variable rate transaction (as defined in the Purchase Agreement) until the earlier of (i) such time as no Investor holds any of the Series L Warrants or Pre-Funded Warrants, and (ii) 180 days after the closing date of the Offering, subject to certain exceptions.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the purchasers, including for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

A holder will not have the right to exercise any portion of the Series L Warrants or Pre-Funded Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% or 9.99%, as applicable, of the number of the Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series L Warrants or the Pre-Funded Warrants, respectively.

Pursuant to a placement agency agreement (the “Placement Agent Agreement”) with the Maxim Group LLC (“Placement Agent”), the Company engaged the Placement Agent as the exclusive placement agent for the Offering. The Company agreed to pay the Placement Agent, in connection with the Offering, a cash fee in an amount equal to 7.0% of the aggregate gross proceeds received in the Offering. In addition, the Company will reimburse the Placement Agent for its accountable out-of-pocket expenses incurred in connection with the Offering, including the fees and expenses of the counsel for the placement agent, up to $100,000, and will pay the Placement Agent a fee equal to the Nominal Value Amount (as defined below).

Also, pursuant to the Placement Agent Agreement, the Company agreed to sell to the Placement Agent or its designees warrants (the “Placement Agent Warrants”) to purchase up to an aggregate of 152,439 ADSs for an aggregate purchase price of $20,460 (the “Nominal Value Amount”). The Placement Agent Warrants have the same exercise price, expiration date and terms as the Series L Warrants.

The ADSs, Pre-Funded Warrants, Series L Warrants and Placement Agent Warrants (including the underlying ADSs and Ordinary Shares) were offered by the Company pursuant to a Registration Statement on Form F-1 (File No. 333-291598), which was originally filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2025 (including the prospectus forming part of such Registration Statement), under the Securities Act, and was declared effective by the SEC on December 17, 2025.

The foregoing descriptions of the Purchase Agreement, the Placement Agent Agreement, the Pre-Funded Warrants, the Series L Warrants and the Placement Agent Warrants are not complete and are qualified in their entirety by references to the full text of the forms of Purchase Agreement, the form of Placement Agent Agreement, the form of Pre-Funded Warrant, the form of Series L Warrant and the form of Placement Agent Warrant, copies of which are filed as Exhibits 10.1, 10.2, 4.1, 4.2 and 4.3, respectively, to this Report on Form 6-K and are incorporated by reference herein.

This Report on Form 6-K does not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The information included under the heading “Securities Purchase Agreement” of this Report on Form 6-K, including Exhibits 10.1, 10.2, 4.1, 4.2 and 4.3 shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-209365) and Form F-3 (File No. 333-290554) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On December 18, 2025, the Company issued a press release disclosing the material terms of the transactions contemplated by the Purchase Agreement, a copy of which is furnished as Exhibit 99.1 and incorporated herein by reference.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Other Events

Financial Update. As of September 30, 2025, the Company had cash and cash equivalents of £2.79 million.

Financial information as of September 30, 2025 has not been audited and has been prepared by, and is the responsibility of, the Company’s management. This data could change as a result of further review. In addition, the Company’s independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to this unaudited financial information and does not express an opinion or any other form of assurance with respect thereto. Accordingly, you should not place undue reliance on this information. Additional information and disclosures would be required for a more complete understanding of the Company’s financial condition, liquidity, and results of operations as of September 30, 2025. Complete annual results will be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025.

Contingent Liability. As previously disclosed in the Notes to the Consolidated Unaudited Interim Financial Information for the six-month period ended June 30, 2025, the Company involved in a dispute with a former advisor regarding fees. The dispute was resolved through a settlement, the terms of which included a payment made to the former advisor on September 29, 2025.

Shares Outstanding. Assuming the closing of the Offering and no exercise of the Pre-Funded Warrants, Series L Warrants or Placement Agent Warrants, the Company will have outstanding 83,878,708,922 Ordinary Shares.

The information included under the heading “Other Information” of this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-209365) and Form F-3 (File No. 333-290554) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties, such as statements related to the anticipated closing of the Offerings and the amount of proceeds expected from the Offerings. The risks and uncertainties involved include the Company’s ability to satisfy certain conditions to closing on a timely basis or at all, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this report on Form 6-K. The Company does not intend to revise or update any forward-looking statement in this report on Form 6-K as a result of new information, future events or otherwise, except as required by law.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of December 2025, and incorporated by reference herein, is:

Exhibit No.	Description

4.1	Form of Series L Warrant.

4.2	Form of Pre-Funded Warrant.

4.3	Form of Placement Agent Warrant.

10.1	Form of Securities Purchase Agreement, dated as of December 17, 2025, by and between Biodexa Pharmaceuticals PLC and the investors identified on the signature pages thereto.*

10.2	Placement Agency Agreement, dated as of December 17, 2025, by and between Biodexa Pharmaceuticals PLC and the Maxim Group LLC.

99.1	Press release dated December 18, 2025.

* Non-material schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: December 18, 2025	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and
Chief Financial Officer